ASGI Aurora Opportunities Fund, LLC

ITEM 77Q.2.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the most recent fiscal year, to the Fund's knowledge, based solely on a review of reports furnished to the Fund and on representations made, all required persons complied with all filing requirements pursuant to Section 16(a).